

Mail Stop 4631

September 16, 2009

<u>Via U.S. mail and facsimile</u>

Mr. Guy A. Paglinco
VP – CAO and Interim CFO
Russ Berrie and Company, Inc.
1800 Valley Road
Wayne, New Jersey 07470

      RE: Forms 10-K and 10-K/A#1 for the fiscal year ended December 31, 2008
               Form 10-Q for the period ended June 30, 2009
                  File No. 1-8681

Dear Mr. Paglinco:

       We have reviewed your response letter dated September 8, 2009 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008</u>

<u>Management's Discussion and Analysis, page 22</u>

2. We note your response to prior comment 2. You considered the impact of the factors which led to the goodwill impairment charge and determined that no write-downs

(beyond existing reserves) were required. We remind you to consider the guidance in Release No. 33-8350. In this regard, please note, in the Critical Accounting Estimates section of the Release, the Staff's view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information for investors. As a result, we remind you that, to the extent you gather and analyze information regarding the risks of recoverability of your assets such as your inventories, such information may be required to be disclosed if it would be material and useful to investors. We believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment assessment relative to your current market conditions and your peers to enable them to attempt to assess the likelihood of potential future impairments or write-downs. We believe that detailed rather than general disclosures regarding these risks and exposures would provide investors with the appropriate information to make this evaluation. In this regard, please consider providing additional disclosures regarding the risks and exposures related to your inventory, including whether certain product lines are more likely to be evaluated for potential write-downs. For example, it appears that there have been continued decreases in Kids Line and Sassy sales.

Critical Accounting Policies

Long-Lived Assets, page 39

3. We note your response to prior comments 3 and 4. In a similar manner to your response, please expand your disclosures to clarify that both definite-lived and indefinite-lived intangible assets were tested for impairment. Please also disclose the methods used to determine fair value in testing your indefinite-lived intangible assets for impairment, the significant estimates and assumptions used in your analysis, and any significant changes in these estimates and assumptions. Please disclose your basis for growth rates for Kids Line and Sassy given the continued decreases in sales. Please also provide a comprehensive discussion regarding your impairment testing of definite-lived intangible assets.

Accrued Liabilities and Deferred Tax Valuation Allowances, page 39

4. We note your response to prior comment 5. You have determined that for the years 2009 through 2011 you would need to generate an aggregate of approximately $53 million in pre-tax income to realize the deferred tax assets that you have recorded. Please help us better understand how you determined that you will be able to generate $53 million in pre-tax income in 2009 through 2011 based on your recent historical results, including the pre-tax loss for the year ended December 31, 2008. You considered your cumulative earnings from continuing operations for the three years ended December 31, 2008 in considering whether it was more likely than not that you will realize your deferred tax assets. Please tell us which amount on your statements

of operations you used to evaluate cumulative earnings, including what consideration you gave to including results from discontinued operations in your evaluation. Please also confirm to us that the anticipated future trends included in your assessment of the realizability of your deferred tax assets are the same anticipated future trends used in any assessment of your tangible and intangible assets for impairment.

FORM 10-K/A#1 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008

Notes to the Financial Statements

Note 2 – Summary of Significant Accounting Policies

Cost of Sales, page 10

5. We note your response to prior comment 8. Please disclose the amount of outbound shipping and handling costs included in selling, general and administrative expenses for each period presented.

Note 4 – Sale of Gift Business and Discontinued Operations, page 19

6. We note your response to prior comment 10. Please clarify the following:
    *   You state that under limited circumstances you are able to obtain a third seat on the board of directors. Please tell us the specific circumstances which would result in you obtaining a third seat. Please tell us your consideration of the likelihood of these circumstances occurring;
    *   Neither your stock ownership nor your representation on the TRC board provides you with any veto rights or day-to-day managerial authority over the business of TRC that would normally be associated with having a controlling interest. Please also tell us whether any of these rights give you the ability to exercise significant influence. Please tell us the specific voting rights, veto rights, and other protective and participation rights held by you including any ability to participate in financial, operating, or governance decisions. This should include any involvement in the management of the investee in addition to your representation on the board of directors; and
    *   In addition to the $19 million note you provided in connection with the sale of the Gift Business, please clarify whether you have provided any additional funding to TRC or whether there are any other potential commitments to provide funding.

7. We note your response to prior comment 11. Please provide us with the following information separately for the Kids Line and LaJobi customer relationships intangible assets:
    *   In order to measure the expected useful life of the customer relationships, you analyzed the sales related to lost customers on an annual basis for the last four

years. That analysis indicates that your attrition rate was less than 1% per year for each of the four years. Please provide us with this historical data as well as a summary of the attrition rate calculations to help us better understand how you arrived at the estimated useful lives of the customer relationships intangible assets. Please also tell us your basis for any significant estimates and assumptions used in the calculations;

- You state that the majority of customers are identical across all three subsidiaries. Please quantify the extent to which Kids Line and LaJobi have the same customers; and

- Your response indicates that there is customer attrition every year in each of the customer bases acquired. In light of this, it appears that you would attain greater benefit from an acquired customer base in earlier versus later periods after acquisition. Please tell us what consideration you gave as to when greater benefits would be realized from the acquired customer bases in determining the appropriate accounting for the customer relationships intangible assets. For example, consideration of this factor could lead to a shorter period of amortization or lead to the use of an accelerated method of amortization per paragraph 12 of SFAS 142. We also remind you that sales in later periods may be more attributed to your ongoing sales efforts.

8. Given that paragraph 14 of SFAS 142 requires you to evaluate the remaining useful life of an intangible asset each reporting period to determine whether events and circumstances warrant a revision to the remaining period of amortization, please tell us what considerations you gave as to whether any revisions need to be made in light of the current challenging retail environment you discuss in MD&A.

Note 13 - Weighted Average Common Shares, page 31

9. We note your response to prior comment 13. Please help us better understand how you determined it was appropriate to include unvested shares of restricted stock in the calculation of outstanding shares for purposes of calculating basic earnings per share pursuant to SFAS 128. In this regard, please tell us the nature of the restrictions placed on the shares while they are vesting and the typical periods over which these shares vest. Please also clarify why the shares containing vesting provisions if all rights of a shareholder are conveyed to the holder of restricted stock upon issuance.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief